

July 2, 2014

<u>Via E-mail</u>
Prashanth Mahendra-Rajah
Chief Financial Officer
WABCO Holdings Inc.
Chaussee de Wavre, 1789
1160, Brussels Belgium

      Re: WABCO Holdings Inc.
              Form 10-K for the year ended December 31, 2013
              Filed February 13, 2014
              File No. 001-33332

Dear Mr. Mahendra-Rajah:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Financial Statements, page 44

Notes to the Consolidated Financial Statements, page 50

Note 2. Summary of Significant Accounting Policies, page 50

Inventory Reserves, page 51

1. We note inventory costs are determined by the use of the LIFO method, and are stated at the lower of such cost or realizable value. Please explain to us and revise your disclosure to clarify what is meant by realizable value. If it represents a measure other than

"market" as defined by ASC 330-10-20, please explain to us how your policy complies with the guidance prescribed in ASC 330-10-35.

Note 8. Inventory, page 60

2. Please revise your footnote to disclose the nature of the cost elements included in inventory pursuant to Rule 5-02.6(b) of Regulation S-X. If any general and administrative costs are included in inventory, disclose the aggregate amount of the general and administrative costs incurred in each period, and the actual or estimated amount remaining in inventory at the date of each balance sheet.

3. Please tell us whether you recognized income as a result of a liquidation of LIFO inventories in any of the periods presented. If material, please disclose the amount realized in your statements of operations for each of the periods presented. Refer to SAB Topic 11.F.

Schedule II-Valuation and Qualifying Accounts, page 84

4. We note a significant increase in your allowance for doubtful accounts during 2013 as a result of adjustments to amounts provided in prior years of $1,346. Please tell us the underlying reason for significant increase in the allowance for doubtful accounts as of December 31, 2013.

Form 8-K filed April 25, 2014

5. We note your presentation of the non-GAAP measure EBIT is reconciled to operating income rather than net income. Please revise to reconcile the non-GAAP measure EBIT to net income which represents the most comparable US GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the

Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief